Filed by Schering-Plough Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Schering-Plough Corporation
Commission File No.: 1-6571
Merck & Co., Inc.
Commission File No.: 1-3305

This filing consists of an email communication and related video transcript, first available to employees on April 14, 2009.

Dear Colleagues,

Progress continues in our planning for the integration of Merck and Schering-Plough. Last week, we held our Integration Kickoff Meeting in New Brunswick, N.J. It was the first time the Integration Teams from Merck and Schering-Plough were able to meet and begin planning together.

Meetings of this kind are common during integration planning but ours was unique. The teams came together in a true spirit of collaboration and respect for each other and our organizations. Merck team members led their breakout sessions with the goal of building an open approach to planning to ensure we are very thoughtful about all of the stakeholders impacted by this merger. Schering-Plough counterparts were equally open about their past merger integration experiences. We heard repeatedly from team members how much they appreciated the collaboration and how much they learned from each other.

Another aspect of our meeting that was unique was the level of planning we were able to achieve. The teams developed robust charter statements to guide their work and clarified what activities and milestones will be critical to meet for Day 1 (the day when Merck and Schering-Plough become one company). They also spent time identifying our interdependencies — the critical areas where we need to work across divisions and functions to ensure this merger is successful right from the beginning.

On our second day, Dick Clark joined the meeting to share his vision of integration planning and to take questions. He spoke about the need for the combined company to have the right culture —one that is customer-focused, one where people have the courage and candor to challenge ideas, and one where rapid and disciplined decision-making is the norm. He shared some reactions from the employee meetings he and members of his leadership team recently participated in at Schering-Plough. And he talked about our goal of creating a new company that is greater than the sum of its parts alone.

Organizational Design and Talent Selection

A common question among colleagues during the planning process relates to organizational structure and talent selection. In other words, what will this new company look like and where do I fit in? We know that is an important aspect of the integration. It is too early in the process to answer this question but over the coming weeks we will finalize the approach we will use to begin designing our organizational structure and selecting talent for the future. Actual decisions regarding organizational structures and people will be made later in the integration process. For example, we expect that some decisions regarding our senior leadership levels will be made prior to Day 1 while the vast majority of organizational decisions will be made after Day 1. Any announcement about senior level decisions will occur in the period surrounding Day 1.

Focus on Our Stakeholders

In the meantime it's important for all of us to remain focused on our core businesses. The work of the Integration Teams, while important, does not take the place of the critical work every Merck and Schering-Plough colleague does to meet our commitments to patients, customers, investors, employees and all the other stakeholders who count on us every day.

Stakeholders were clearly in our minds during the Kickoff meeting. In fact, one of our themes involved these stakeholders – or "Voices" – who live behind the merger. We are sharing with you one of these Voices segments, the Voices of Leaders. Click here to view. Over the coming weeks, we plan to share more of these segments with you and also continue to update you regularly on our progress.

Sincerely,

Adam Schechter and Brent Saunders
Merck and Schering-Plough Integration Leads

Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on Merck’s and Schering-Plough’s managements' current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Merck and Schering-Plough undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements in this communication should be evaluated together with the many uncertainties that affect either companies’ business, particularly those mentioned in the risk factors and cautionary statements set forth in Item 1A of either companies’ annual reports on Form 10-K for the year ended December 31, 2008, in their respective quarterly reports on Form 10-Q and in their respective current reports on Form 8-K, including, the current report on Form 8-K filed by Schering-Plough on March 11, 2009, each of which is incorporated by reference.

These reports are available at http://www.merck.com and www.schering-plough.com.

Additional Information

In connection with the proposed transaction, Schering-Plough will file a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and joint proxy statement (including all amendments and supplements to it) because they will contain important information. Investors may obtain free copies of the registration statement and joint proxy statement when they become available, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC’s Internet web site (www.sec.gov). These documents may also be obtained for free from Schering-Plough’s Investor Relations web site (www.schering-plough.com) or by directing a request to Schering-Plough’s Investor Relations at (908) 298-7436. Copies of Merck’s filings may be obtained for free from Merck’s Investor Relations Web Site (www.merck.com) or by directing a request to Merck at Merck’s Office of the Secretary, (908) 423-1000.

Merck and Schering-Plough and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies from Merck and Schering-Plough shareholders in respect of the proposed transaction.

Information regarding Schering-Plough’s directors and executive officers is available in Schering-Plough’s proxy statement for its 2008 annual meeting of shareholders, filed with the SEC on April 23, 2008, and information regarding Merck’s directors and executive officers is available in Merck’s proxy statement for its 2009 annual meeting of stockholders, filed with the SEC on March 13, 2009. Additional information regarding the interests of such potential participants in the proposed transaction will be included in the registration statement and joint proxy statement filed with the SEC in connection with the proposed transaction.

VOICE OF THE LEADERS Script / 04-04-09

Richard T. Clark Chairman, President & CEO, Merck & Co., Inc.: Certainly bringing Merck together with Schering-Plough today is as transformational as the decision in 1953 to take Merck and Sharp & Dohme and bring them together.

Tom Koestler EVP & President, Schering Plough Research Institute : When you think about what our mission is, it's really very simple. It's all about patients, and it's about doctors and it's about innovation and bringing new therapies to treat unmet medical needs to both these patients, and to the doctors.

Peter Kim EVP, President Merck Research Laboratories: It's obvious from the due diligence that we've done, that they share the scientific excellence and the focus on scientific excellence that we have here at Merck.

Rick Bowles SVP, Global Quality Operations, Schering-Plough: The center of earning trust everyday has been patients, and when I look at the values and vision and mission of these two companies, there's remarkable alignment.

Willie Deese EVP, President Merck Manufacturing Division: It brings great capability in the area of biologics and sterile manufacturing, capabilities that we're building. It brings a much broader footprint for manufacturing going forward, so all of those things are going to complement very well our current capabilities and I think in this case, the addition of one and one is greater than two.

Lori Queisser SVP, Global Compliance & Business Practices, Schering-Plough: One of my hopes for this merger is that we will take this as an opportunity to create the preeminent pharmaceutical company, perhaps the preeminent company in any industry.

Richard T. Clark Chairman, President & CEO, Merck & Co., Inc.: When you combine these two companies, they will be much more important than two companies standing by themselves. And the reason for that truly is the alignment around therapeutic areas in research, the alignment of in-line products in a diversified portfolio, the global presence that we have.

Tom Koestler EVP & President, Schering Plough Research Institute: So I think one of the greatest challenges we have is to instill some excitement, some true excitement, about the value of what we're creating here for many generations to come.

Rick Bowles SVP, Global Quality Operations, Schering-Plough: Schering-Plough doesn't disappear in this - Schering-Plough continues in many, many ways.

Peter Kim EVP, President Merck Research Laboratories: And when you put the two pipelines together, it's amazing how they just dovetail together.

Tom Koestler EVP & President, Schering Plough Research Institute: When you just think about the combined portfolio between Schering-Plough and Merck, you have over 27 products in Phase 2, and over 18 products in late-phase registration, and several more also in pre-registration. That is a magnificent combination of a pipeline going forward.

Peter Kim EVP, President Merck Research Laboratories: And the remarkable thing is, even though we're interested in the same therapeutic areas, there are very, very few cases where we actually have overlap in terms of the mechanism of action. So we're actually adding a whole bunch of new mechanisms in the areas that we're already interested in.

Richard T. Clark Chairman, President & CEO, Merck & Co., Inc.: One of the major feedbacks we hear from the shareholders when we made the visits during the last week was how do you bring two large companies together. How do you make sure there is no business disruption?

Tom Koestler EVP & President, Schering Plough Research Institute: What we need to do is to capture the value of all those best in class and first in class opportunities that we have in our respective pipelines.

Rick Bowles SVP, Global Quality Operations, Schering-Plough: And what can we learn about each other's journey not in an analytical way just in the magic of what we've both done in the past several years to support patients.

Ken Frazier EVP, President Global Human Health, Merck & Co., Inc.: So as we bring together these businesses I believe we will have the basis to combine them and to ensure that our customers have the right kinds of interactions across the spectrum of opportunities that we would like to provide them.

Lori Queisser SVP, Global Compliance & Business Practices, Schering-Plough: I have great confidence in our people, the people I work with here at Schering-Plough, the people I've met at Merck and I know that we can do this.

Peter Kim EVP, President Merck Research Laboratories: I look forward to welcoming the Schering-Plough R&D scientists into Merck research laboratories.

Tom Koestler EVP & President, Schering Plough Research Institute: It's all about our people and the talent that exists in Schering-Plough and in Merck. And I would ask you to be very sensitive at a time of great ambiguity for our associates to take the time, reach out, be proactive, listen, learn, absorb, and communicate. And I think if you follow those principles, I think we'll do a great job.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Merck and Schering-Plough, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck’s and Schering-Plough’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period, due to, among other things, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry; the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the actual terms of the financing required for the merger and/or the failure to obtain such financing; the failure of Schering-Plough or Merck stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Merck’s and Schering-Plough’s ability to accurately predict future market conditions; dependence on the effectiveness of Merck’s and Schering-Plough’s patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Merck and Schering-Plough undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2008 Annual Report on Form 10-K, Schering-Plough’s 2008 Annual Report on Form 10-K and each company’s other filings with the Securities and Exchange Commission (the “SEC”) available at the SEC’s Internet site (www.sec.gov).

Additional Information

In connection with the proposed transaction, Schering-Plough will file a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the SEC. Investors are urged to read the registration statement and joint proxy statement (including all amendments and supplements to it) because they will contain important information. Investors may obtain free copies of the registration statement and joint proxy statement when they become available, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC’s Internet web site (www.sec.gov). These documents may also be obtained for free from Schering-Plough’s Investor Relations web site (www.schering-plough.com) or by directing a request to Schering-Plough’s Investor Relations at (908) 298-7436. Copies of Merck’s filings may be obtained for free from Merck’s Investor Relations Web Site (www.merck.com) or by directing a request to Merck at Merck’s Office of the Secretary, (908) 423-1000.

Merck and Schering-Plough and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies from Merck and Schering-Plough shareholders in respect of the proposed transaction.

Information regarding Schering-Plough’s directors and executive officers is available in Schering-Plough’s proxy statement for its 2008 annual meeting of shareholders, filed with the SEC on April 23, 2008, and information regarding Merck’s directors and executive officers is available in Merck’s proxy statement for its 2009 annual meeting of stockholders, filed with the SEC on March 13, 2009. Additional information regarding the interests of such potential participants in the proposed transaction will be included in the registration statement and joint proxy statement filed with the SEC in connection with the proposed transaction.